UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number	000-34393
CUSIP Number	16936J 202

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2015

☐     Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

☐     Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

China Auto Logistics Inc.

Full Name of Registrant

Fresh Ideas Media Inc.

Former Name if Applicable

Floor 1 FTZ International Auto Mall, 86 Tianbao Avenue, Free Trade Zone

Address of Principal Executive Office

Tianjin Province, The People’s Republic of China 300461

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2015 within the prescribed time period due to delays in compiling the information for the preparation of the financial statements and management’s discussion and analysis for the Form 10-Q K which could not be eliminated without unreasonable effort or expense. The Registrant is working diligently with its auditors to complete its Quarterly Report on Form 10-Q and expects to file its Form 10-Q no later than five days following its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Tong Shiping	(86-22)	2576-2771
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Auto Logistics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2015	/s/ Tong Shiping
By: Tong Shiping
Title: Chief Executive Officer

Exhibit for 12b-25

The Company expects to incur a higher net loss attributable to its shareholders for the three months ended June 30, 2015 as compared to a net loss attributable to its shareholders of $1,846,254 for the three months ended June 30, 2014, primarily due to the decreases in revenue of the Company’s segments, especially the Sales of Automobiles and Financing Services segments, and the increase in interest expense as a result of the higher short term borrowing balance. The Company expects to report cash and cash equivalents of approximately $5.44 million as of June 30, 2015 as compared to $1.82 million as of June 30, 2014.

The Company does not currently have sufficient cash or commitments for financing to sustain its operations for the next twelve months. In addition the Company incurred operating losses and had negative operating cash flows and may continue to generate negative cash flows as the Company implements its business plan for 2015. There can be no assurance that the Company’s continuing efforts to execute its business plan will be successful and that the Company will be able to continue as a going concern, which was first disclosed in the Company’s Form 10-K for the year ended December 31, 2014 and was not the case as of June 30, 2014. The Company does not intend to include any adjustments to its financial statements to reflect the possible future effects that may result from the uncertainty of its ability to continue as a going concern.